John L. Reizian, Esquire
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

November 13, 2013

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
      File No: 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln InReach VULONE2014

Dear Sir or Madam:

Today we are electronically filing on EDGAR an Initial Registration Statement on Form N-6 for a variable life insurance product.  The marketing name for this product is “Lincoln InReach VULONE2014.”

Pursuant to Securities Act Release No. 33-6510, we request selective review of this registration statement.  Selective review is appropriate inasmuch as this product is most similar to the Lincoln SVULONE2013 (File No. 333-188891; 811-08579) which itself was similar to VULONE2012 (File No. 333-1181796; 811-08557) both issued by The Lincoln National Life Insurance Company.  The key differences between these products and their prospectuses are:

•	this is a single life highly simplified version;
•	the minimum/maximum face amounts are different;
•	there are rider availability differences;
•	certain rates may vary between the products;
•	only the Cash Value Accumulation Test is available;
•	the Dollar Cost Averaging feature is not offered; and
•	there is only one death benefit option.

A marked courtesy copy of this Registration Statement will be forwarded under separate cover to our Reviewer showing any variances when compared with the Lincoln SVULONE2013.

Please contact me at (860) 466-1539 with any questions or comments about this filing.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel